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18006969

Washington, D.C. 20549

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SEC Mail Processing Section
MAR 08 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock Traders DBA/JOSLIN Jeffrey Alex

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 Beach Blvd. Suite 271
(No. and Street)

Huntington Beach (City) CA (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Joslin (714) 375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Traders of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Sole Proprietor
Title

"SEE ATTACHMENT"
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

CARLOS J. TORRES
Notary Public - California
Orange County
Commission # 2165602
My Comm. Expires Oct 21, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 28 (Date) day of FEBRUARY (Month), 2018 (Year), by

(1) JEFFREY ALEX JOSLIN

(and (2) ________), Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________ *Signature of Notary Public*

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT - SEC

Document Date: 02-28-2018 Number of Pages: 20

Signer(s) Other Than Named Above: NOT OTHER SIGNER

M1304-08 (09/17)

Stock Traders

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Proprietor
Stock Traders
16152 Beach Blvd. Suite 271
Huntington Beach CA 92647

Opinion on The Financial Statements

We have audited the accompanying financial statements of Stock Traders (the "Company") as of December 31, 2017 and December 31, 2016, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for the two years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on the audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to fraud or error.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, Inc.



We have served as the Company's auditor since December 31, 2016.

Katy, TX 77450

February 26, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Stock Traders
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 46,026
Security positions	192,075
Commissions receivable	10,019
Total current assets	248,120
OTHER ASSETS	
Security deposit	890
Total other assets	890
TOTAL ASSETS	$ 249,010

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	726
Commissions payable	4,948
Total current liabilities	$ 5,674
OWNER'S EQUITY	243,336
TOTAL LIABILITIES AND OWNER'S EQUITY	$ 249,010

The accompanying notes are an integral part of these financial statements.

Stock Traders
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

REVENUES		
Commissions and management fees		$ 535,041
EXPENSES		
Commissions	$ 60,867	
Rent	9,360	
Accounting	4,750	
Dues and subscriptions	5,528	
Telephone	2,286	
Supplies	2,276	
Advertising	1,000	
Insurance	971	
Total expenses		87,038
INCOME FROM OPERATIONS		448,003
OTHER INCOME (EXPENSE):		
Interest and Dividend income		3,677
Investment income		1,111
Total other income (expense)		4,788
INCOME BEFORE PROVISION FOR INCOME TAXES		452,791
PROVISION FOR INCOME TAXES		
NET INCOME		$ 452,791

The accompanying notes are an integral part of these financial statements

Stock Traders
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	452,791
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:		
Increase (Decrease) in assets:		
Commissions receivables		7,211
(Increase) Decrease in:		
Commissions payable		(1,609)
Net cash provided (used) by operating activities		458,393
CASH FLOWS FROM FINANCING ACTIVITIES		
Owner's draws		(447,300)
Security Positions		(24,275)
Unrealized Gain (losses)		24,275
Net cash provided (used) by financing activities		(447,300)
NET INCREASE (DECREASE) IN CASH		11,093
CASH, beginning of year		34,933
CASH, end of year	$	46,026

The accompanying notes are an integral part of these financial statements

Stock Traders
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2017

BEGINNING OWNER'S EQUITY, at December 31, 2016	$213,570
ADJUSTMENTS TO OWNER'S EQUITY	
Net income	452,791
Unrealized Gains (losses)	24,275
Owner's draws	(447,300)
ENDING OWNER'S EQUITY, at December 31, 2017	243,336

The accompanying notes are an integral part of these financial statements.

Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations- Jeffrey Joslin, dba Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents- For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 -CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Hilltop Securities, Inc. (a clearing broker), a minimum balance of $ 10,000 must be maintained in Stock Traders' Hilltop Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Hilltop Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3- SECURITY DEPOSIT/OFFICE LEASE

In 2016, the Company renewed its lease agreement for its office space which expires on June 16, 2019. The security deposit for the office space is $890, which will be returned to Stock Traders upon termination of the office lease per agreement between lessor and lessee. Future minimum lease payments are $770 to $810 per month and the remaining lease commitment is as follows:

2016 - 2019		12,888
	Total	$ 12,888

NOTE 4- FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31, 2017.

NOTE 5 -SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through February 1, 2018, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

STOCK TRADERS
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Stockholder's Equity			$243,336
Non-Allowable Assets			
Petty cash	$ 241		
Security deposits	890		
Fidelity Bond deductible adjustment	15,000		
Total Non-Allowable Assets		$ 16,131	
Haircuts on Securities Positions			
Securities Haircuts	$ 28,811		
Undue Concentration Charges	19,641		
Total Haircuts on Securities Positions		$ 48,452	
Net Allowable Capital			$ 178,753

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 378
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	128,753

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,674
Percentage of Aggregate Indebtedness to Net Capital	3.17 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2017		$ 178,753
Adjustments		
Increase (Decrease) in Equity	-	
(Increase) Decrease in Non-Allowable Assets	-	
(Increase) Decrease in Securities Haircuts	$ -	
Net Capital per Audit		$ 178,753
Reconciled Difference		(0)

Stock Traders
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $178,753 which was $128,753 in excess of its required net capital of $50,000. The Company's net capital ratio was 3.17%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions were cleared through Southwest Securities on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

Stock Traders

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Stock Traders is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Stock Traders and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Stock Traders's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Stock Traders's management is responsible for Stock Traders's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX 77450

February 26, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*****3027*********************MIXED AADC 220
47899 FINRA DEC
JEFFREY JOSLIN
STOCK TRADERS
16152 BEACH BLVD STE 271
HUNTINGTON BEACH, CA 92647-3611

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JEFF JOSLIN 714-375-1788

2. A. General Assessment (item 2e from page 2)		$ 247.41
B. Less payment made with SIPC-6 filed (exclude interest) 7/17/17 Date Paid		(130.49)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		116.92
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 116.92
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 116.92	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STOCK TRADERS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRINCIPAL
(Title)

Dated the 19 day of JANUARY, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

Stock Traders
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017
Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Jeff Joslin
Stock Traders
16152 Beach Blvd. Suite 271
Huntington Beach, CA 92647

Dear Jeff Joslin:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stock Traders identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Stock Traders claims exemption from 17 C.F.R. §240.15c3-3. Stock Traders stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Stock Traders's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock Traders's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX 77450

February 26, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

STOCKTRADERS

REGISTERED INVESTMENT ADVISORS MEMBER FINRA,SIPC

January 18, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Stock Traders

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from 1/1/2017 through 12/31/2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards.

Jeff A. Joslin
Principal
Stock Traders

1/18/2018
Date

(714) 375-1788 FAX (714) 375-1789
16152 BEACH BLVD. Suite 271., HUNTINGTON BEACH CA 92647